UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2024

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                 Form 40-F ☐

2024 Annual General Meeting of Ferroglobe PLC

On May 20, 2024, Ferroglobe PLC ("Ferroglobe" or the "Company") released its Notice of 2024 Annual General Meeting ("2024 AGM") and Annual Report and Accounts for the fiscal year ended December 31, 2023. The 2024 AGM will be held at 13:00 British Summer Time (BST) on Tuesday, June 18, 2023 at Ferroglobe PLC, 13 Chesterfield Street, London, W1J 5JN, United Kingdom.

Exhibits

Reference is made to the Exhibit Index included hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting dated May 20, 2024

99.2	Ferroglobe PLC Annual Report and Accounts for the fiscal year ended December 31, 2023

99.3	Extracts from the 2023 Annual Report on Form 20-F

99.4	Form of Proxy Card for the 2024 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2024
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)